FEMSA Announces Stock Split Record Date

Monterrey, Mexico, May 16, 2007 — Fomento Económico Mexicano, S.A.B. de C.V. ("FEMSA") (NYSE: FMX; BMV: FEMSAUBD) held its Annual General Ordinary Stockholders Meeting on March 29 2007, at which our shareholders approved a three-for-one stock split in respect all of FEMSA's outstanding stock. Following the stock split, our total capital stock will consist of 2,161,177,770 BD Units and 1,417,048,500 B Units. This three-for-one stock split will also result in a three-for-one split of our American Depositary Shares ("ADSs").

The stock split will not have an effect on the ownership structure of FEMSA. The stock split is on a pro-rata basis to all holders of FEMSA units and ADSs, and the current ratios of voting and non-voting shares will be maintained. After giving effect to the stock split, every shareholder of record will continue to own the same percentage of voting stock and outstanding capital stock it held prior to the stock split.

With respect to our units traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores), the new units arising from the split will be distributed on May 28, 2007, to holders of record as of May 25, 2007.

With respect to the ADSs traded on the New York Stock Exchange, the distribution of new ADSs – three-for-one – will take place on May 30, 2007, to holders of record as of May 25, 2007. Each ADR will continue to represent 10 BD Units, each consisting of one Series B share, two Series D-B shares, and two Series D-L shares, each without par value.

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FEMSA is the leading beverage company in Latin America. It controls an integrated beverage platform that comprises Coca-Cola FEMSA, the largest Coca-Cola bottler in the region; FEMSA Cerveza, one of the leading brewers in Mexico and important beer exporter to the United States; and Oxxo, the largest and fastest growing convenience store chain in Mexico with over 4,900 stores.

Investor Contact:

(52) 818-328-6167
investor@femsa.com.mx

Media Contact:

(52) 818-328-6046
comunicacion@femsa.com

FMX LISTED NYSE

COTIZA EN BOLSA MEXICANA DE VALORES FEMSAUBD